Exhibit 99.8

PRESS RELEASE

United States: Launch of Carbon Capture Project to Decarbonize

Liquefied Natural Gas Production at Cameron LNG

Paris, May 23, 2022 – TotalEnergies has signed an agreement with Sempra Infrastructure, Mitsui & Co., Ltd. and Mitsubishi Corporation for the development of the Hackberry Carbon Sequestration (HCS) project at Cameron LNG, a natural gas liquefaction and export facility located in southwest Louisiana, U.S.

The HCS project is primarily designed for capture, transportation, and storage of carbon dioxide (CO2) from Cameron LNG. The CO2 will be captured by the acid gas removal units, dehydrated, compressed, and transported by pipeline about 10 kilometers away. It will then be permanently stored in a saline aquifer using an injection well with a capacity of up to 2 million tons of CO2 per year. In August 2021, the HCS project filed an application with the U.S. Environmental Protection Agency (EPA) for the construction permit of such an injection well – the first application to be accepted by the EPA in Louisiana.

“We are pleased to join force with our partners to significantly reduce CO2 emissions at Cameron LNG export terminal, thus enabling us to supply our customers with low-carbon LNG, a key fuel for the energy transition and a valuable asset for diversifying Europe’s energy supply,” said Thomas Maurisse, Senior Vice President LNG at TotalEnergies. “This project, aiming at reducing greenhouse gas emissions associated with the LNG value chain, is a concrete illustration of TotalEnergies’ sustainability and climate strategy implementation.”

“We are excited to advance the development of the Hackberry Carbon Sequestration project, the first of Sempra Infrastructure’s net zero solutions projects, to help Cameron LNG produce cleaner LNG for its customers,” said Justin Bird, CEO of Sempra Infrastructure. “This project is expected to be among the first North America carbon capture facilities designed to receive and store CO2 from multiple sources, and our goal is for this facility to set the gold standard for safe and permanent CO2 storage”

Development of the Hackberry Carbon Sequestration project remains subject to definitive agreements, obtaining the necessary permits, and all partners reaching a final investment decision.

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TotalEnergies and Carbon Capture and Storage (CCS)

TotalEnergies’ focus is first to avoid then to reduce its emissions by developing and deploying a systematic approach, asset-by-asset, to implement the best available technologies. In particular, the Company is developing industrial projects for carbon capture, transport, and storage (CCS). Backed by core competencies in large-scale project management, gas processing and geosciences, TotalEnergies is on track to achieve its ambition of developing storage capacity of 10 million metric tons of CO2 per year by 2030 through significant industrial projects such as Northern Lights in Norway and Aramis in the Netherlands. Through all its CCS projects, the Company will reduce its own emissions and those of its customers.

TotalEnergies, The World’s Third-Largest Low-Carbon LNG Company

TotalEnergies is the world’s third-largest low-carbon LNG company, with a global market share of around 10% and a global portfolio of nearly 50 Mt/y by 2025 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, trading, and LNG bunkering. TotalEnergies ambition is to increase the share of natural gas in its sales mix to 50% by 2030, reduce the gas value chain’s carbon emissions, eliminate methane emissions, and work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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